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                                                                    Exhibit 99.1


Vivendi Universal LOGO


      Vivendi Universal Intends to Redeem its Outstanding High Yield Notes


Paris, December 21st, 2004 - Vivendi Universal (Paris Bourse: EX FP; NYSE: V) today announced its intention to redeem all of its outstanding high yield notes(1) totaling approximately 400 million euros in principal amount. Redemption is expected to occur on January 21, 2005. Vivendi Universal will send a formal Notice of Redemption to all holders of the notes to be redeemed setting forth the details of the proposed redemption.

After the sale of 15% of Veolia Environnement, this transaction demonstrates Vivendi Universal's ongoing commitment towards the efficient use of funds.

This transaction follows and completes the June 2004 purchase of high yield notes. Following the completion of this transaction, none of the high yield notes issued by Vivendi Universal will remain outstanding.




Important disclaimer:
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This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the offer documents related to the tender offer described in this press release and the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

This notice of redemption does not constitute an offer to redeem notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful under applicable securities or "blue sky" laws. The notes not being listed in France, no documents relating to the redemption have been submitted to the clearance procedures of the AMF.




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(1) High yield notes means the U.S. dollar-denominated 9.25% Senior Notes due
2010 and euro-denominated 9.50% Senior Notes due 2010, issued by Vivendi Universal in April 2003 and U.S. dollar-denominated 6.25% Senior Notes due 2008 and euro-denominated 6.25% Senior Notes due 2008, issued by Vivendi Universal in July 2003.